SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For March 27, 2007	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW

Calgary, Alberta, Canada  T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The Information Circular of the registrant dated February 28, 2007 (excluding those portions under the headings “Statement of Executive Compensation” and “Statement of Corporate Governance Practices”) furnished as Exhibit 99.1 to this Form 6-K shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-124218, 333-85598 and 333-13956 and 333-140856) and Form F-9 (File Nos. 333-133648, 333-133648-01 and 333-137182).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007

ENCANA CORPORATION
(Registrant)

By:	/s/	Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions or similar regulatory authority in the Territories:

99.1	Notice of Annual and Special Meeting of Shareholders dated March 13, 2007 and Information Circular dated February 28, 2007.

99.2	Form of Proxy for Registered Shareholders.

99.3	2006 Annual Report Summary.

99.4

The 2006 Annual Report (comprised of the Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2006), incorporated by reference to the Company’s Annual Report on Form 40-F, filed on February 23, 2007.